SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )



                                  Epigen, Inc.
                                ---------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   294259403
                                 --------------
                                 (CUSIP Number)


      Colin K. Harley, Harley & Deickler, P.O. Box 264, Woodbury, CT 06798
                                  203-263-2469
      --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                            October 1, 2002
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                                                             (Page 1 of 2 Pages)

CUSIP NO. 294259403                  13D                   (Page 2 of 2 Pages)


1.  NAMES OF REPORTING PERSONS - Jedd F. Levine
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[_]
                                                                          (b)[X]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS* - n/a


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(D) OR 2(E)                                                     [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION  - UNITED STATES


NUMBER OF                  7.  SOLE VOTING POWER  - 0
SHARES
BENEFICIALLY               8.  SHARED VOTING POWER  - 0
OWNED BY
EACH                       9.  SOLE DISPOSITIVE POWER  - 0
REPORTING
PERSON WITH               10. SHARED DISPOSITIVE POWER  - 0



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0%

14. TYPE OF REPORTING PERSON*  - IN

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                10/  12 /02
                                            -------------------------
                                            (Date)

                                            /s/:  Jedd F. Levine
                                            -------------------------
                                            (Signature)


                                            -------------------------
                                            Jedd F. Levine, President